# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ContextLogic Inc., CIK 0001822250
CUSIP: 21077C107
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 2648 International Blvd., Ste 115, Oakland, California (CA), 94601
Date of event which requires filing of this statement: 03/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001721508

## Reporting persons
- Islet Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,612,900; sole dispositive power 0; shared dispositive power 1,612,900; aggregate amount beneficially owned 1,612,900 (5.83% of the class)
  Comment: *Reflects beneficial ownership consisting of shares of Common Stock and shares of Common Stock issuable upon exercise of call options.
- Joseph Samuels: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,612,900; sole dispositive power 0; shared dispositive power 1,612,900; aggregate amount beneficially owned 1,612,900 (5.83% of the class)
  Comment: *Reflects beneficial ownership consisting of shares of Common Stock and shares of Common Stock issuable upon exercise of call options.

## Item 1. Issuer
Name of issuer: ContextLogic Inc.
Address of issuer's principal executive offices: 2648 International Blvd., Ste 115, Oakland, California, 94601

## Item 2. Person Filing
Name of person filing:
This Schedule 13G filing relates to shares of Class A Common Stock, $0.0001 par value per share (the "Common Stock"), of the Issuer.

This Schedule 13G is being filed on behalf of the following persons/entities (collectively, the "Reporting Persons"):

Islet Management, LP ("Islet")
Joseph Samuels
Address of principal business office or, if none, residence:
590 Madison Avenue, 27th Floor
New York, NY 10022
Citizenship:
Islet is organized under the laws of the State of Delaware.
Joseph Samuels is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Islet acts as investment manager to, and exercises investment discretion with respect to an account that holds the securities of the Issuer described herein (the "Account"). Mr. Samuels is the Chief Executive Officer and Chief Investment Officer of Islet. As investment manager to the Account, Islet, pursuant to an Account Investment Advisory Agreement, has discretionary investment authority and voting power with respect to the Common Stock beneficially owned by the Account. Thus, it could be deemed to have the power to vote and dispose or direct the disposition of such Common Stock held by the Account.

As the Chief Executive Officer and Chief Investment Officer of Islet, Mr. Samuels has the ability to exercise investment discretion over the Account. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Common Stock beneficially owned by the Account.

As of April 10, 2025, the Account directly beneficially owned 1,612,900 shares of Common Stock representing 5.83% of the shares of Class A Common Stock outstanding, including 1,375,400 shares of Common Stock issuable upon exercise of call options.

Calculations of the percentage of shares of Common Stock beneficially owned are based on 26,313,619 shares of Common Stock outstanding as of February 28, 2025, as reported in the Quarterly Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 12, 2025.

The Reporting Persons note that the calculation of beneficial ownership for purposes of this Schedule 13G is different than the calculation of ownership under the terms of the Issuer's Tax Benefits Preservation Plan, dated as of February 10, 2024 (the "382 Plan"). For purposes of the 382 Plan, the Reporting Persons collectively own less than 4.9% as a result of the exclusion of shares owned by the Account issuable upon exercise of call options.
Percent of class: See Item 4(a) above
Sole power to vote or to direct the vote: See Item 5 of each cover page hereof.
Shared power to vote or to direct the vote: See Item 6 of each cover page hereof.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page hereof.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Islet Management, LP: /s/ Rebecca Waldman, General Counsel (04/15/2025)
- Joseph Samuels: /s/ Joseph Samuels, Joseph Samuels (04/15/2025)